

October 17, 2013

<u>Via Facsimile</u>
Edward A. Sundberg
Chief Executive Officer
American Business Change Agents, Inc.
13070 Addison Road
Roswell, GA 30075

> **Re: American Business Change Agents, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed May 30, 2013**
> **File No. 333-157783**

Dear Mr. Sundberg:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2013 filed May 30, 2013</u>

<u>Exhibit 31.1</u>

1.   We noted the omission of the introductory language in paragraph 4 referring to internal controls over financial reporting and the omission of paragraph 4(b) referring to internal controls over financial reporting. Also, we noted that the identification of the certifying individual at the beginning of the certification also includes the title of the certifying individual. Please amend your Form 10-K to file certifications in the <u>exact</u> form as outlined in Item 601(B)(31) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief